UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

AG Twin Brook Capital Income Fund
(Name of Issuer)
Class I common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)
00840T100
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co., L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001
(202) 636-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS AGTB BDC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,902,078.502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,902,078.502
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,902,078.502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS AGTB BDC Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,902,078.502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,902,078.502
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,902,078.502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,062,688.780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,062,688.780
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,062,688.780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,062,688.780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,062,688.780
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,062,688.780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%
14	TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS Joshua Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,062,688.780
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,062,688.780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,062,688.780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%
14	TYPE OF REPORTING PERSON* IN, HC

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,062,688.780
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,062,688.780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,062,688.780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%
14	TYPE OF REPORTING PERSON* IN, HC

SCHEDULE 13D
Item 1. Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the Class I common shares of beneficial interest, par value $0.001 per share (“Common Shares”) of AG Twin Brook Capital Income Fund (the “Issuer”), a statutory trust formed under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 245 Park Avenue, 26th Floor, New York, NY 10167. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 2. Identity and Background
(a) This statement is filed by: (i) AGTB BDC Holdings, L.P. (“BDC Holdings”), (ii) AGTB BDC Holdings GP LLC (“BDC Holdings GP”) (iii) Angelo, Gordon & Co., L.P. (“Angelo Gordon”), (iv) AG GP LLC (“AG GP”), (v) Joshua Baumgarten and (vi) Adam Schwartz (collectively with BDC Holdings, BDC Holdings GP, Angelo Gordon, AG GP and Mr. Baumgarten, the “Reporting Persons”).
BDC Holdings GP is the sole general partner of BDC Holdings. Angelo Gordon is the investment advisor to BDC Holdings and the sole member of BDC Holdings GP. Mr. Baumgarten and Mr. Schwartz are the managing members of AG GP, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz and AG GP may be deemed to control Angelo Gordon.
(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.
(c) The principal business of BDC Holdings GP is acting as the general partner of BDC Holdings. The principal business of Angelo Gordon is the management of BDC Holdings and the assets and activities of certain managed accounts and investment fund vehicles. The principal business of AG GP is acting as the general partner of Angelo Gordon. The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of AG GP and the co-chief executive officers of Angelo Gordon.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) BDC Holdings is a Cayman Islands exempted limited partnership. BDC Holdings GP is a Delaware limited liability company. Angelo Gordon is a Delaware limited partnership. AG GP is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.
Item 3. Source and Amount of Funds
On February 17, 2022 Angelo Gordon purchased 2,000 Common Shares of the Issuer as a seed investment in the Issuer for an aggregate purchase price of $50,000, or $25 per Common Share. The source of funds for such purchases was working capital.
On January 1, 2023, AGTB Private BDC, a Delaware statutory trust (“Private BDC”), completed a merger (the “Merger”) with the Issuer, with the Issuer continuing as the surviving company. The Merger was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 30, 2022, by and between the Issuer and Private BDC. Prior to the Merger, Private BDC was an affiliated, privately-offered business development company (“BDC”) managed by AGTB Fund Manager, LLC, an affiliate of Angelo Gordon. The Issuer has the same investment manager and investment objectives as Private BDC.
At the effective time of the Merger, common shares of beneficial interest, par value $0.001 per share, of Private BDC outstanding immediately prior to the effective time were converted into Common Shares of the Issuer on a one-for-one basis. As a result of the Merger, BDC Holdings received 8,902,078.502 Common Shares and Angelo Gordon received 158,610.258 Common Shares of the Issuer in exchange for the same number of common shares of beneficial interest, par value $0.001 per share, of Private BDC.

Item 4. Purpose of Transaction
The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.
AGTB Fund Manager, LLC (the “Adviser”) is the Issuer’s manager and is responsible for, among other things, overseeing the management of the Issuer’s operations and for making investment decisions with respect to the Issuer’s portfolio, subject to oversight by the Issuer’s Board of Trustees. The Adviser is an affiliate of the Reporting Persons. All of the Issuer’s officers and directors, other than the Issuer’s independent trustees, are employees of Angelo Gordon or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
(a) - (b) Angelo Gordon directly holds 160,610.258 Common Shares and BDC Holdings directly holds 8,902,078.502 Common Shares, representing in the aggregate 43.3% of the outstanding Common Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 20,945,030 Common Shares outstanding as of the closing of the Merger, based on information received from the Issuer.
BDC Holdings GP as the sole general partner of BDC Holdings, Angelo Gordon is the investment advisor to BDC Holdings and sole member of BDC Holdings GP, AG GP is the sole general partner of Angelo Gordon, and Mr. Baumgarten and Mr. Schwartz as the co-managing members of AG GP and co-chief executive officers of Angelo Gordon may be deemed to be the beneficial owner of the securities reported herein.
(c) Except as otherwise reported herein none of the Reporting Persons has engaged in any transaction in any Common Shares during the last sixty days.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.
Pursuant to the subscription agreement between BDC Holdings and the Private BDC, BDC Holdings is required to vote its Common Shares in any matter submitted to a vote of the Issuer’s shareholders in the same proportion as the vote of all other holders of the Issuer’s Common Shares in accordance with Section 12(d)(1)(E) of the Investment Company Act of 1940.
The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement, which has been filed as 99.4 hereto and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1.	Joint Filing Agreement by and Among the Reporting Persons

Exhibit 99.2.	Power of Attorney granted by Joshua Baumgarten in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021

Exhibit 99.3.	Power of Attorney granted by Adam Schwartz in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021

Exhibit 99.4.
Form of subscription agreement (filed as Exhibit 99.4 to the Schedule 13D filed by Reporting Persons with the Securities and Exchange Commission for AGTB Private BDC on August 22, 2022 and incorporated herein by reference)

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 9, 2023

AGTB BDC HOLDINGS, L.P.

By:	AGTB BDC Holdings GP LLC, Its General Partner
By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AGTB BDC HOLDINGS GP LLC

By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSHUA BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact